U.S. Securities and Exchange Commission
Washington, D.C. 20549

04050269

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

PDE 11/16/04

Current Report on Form 8-K 2004-GH1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 16th day November 2004.

Residential Asset Mortgage Products, Inc.
(Registrant)

By:
Name: Patricia C. Taylor
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2004, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)

PROCESSED
NOV 18 2004
THOMSON
FINANCIAL

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

GMACM Home Loan-Backed Term Notes, Series 2004-GH1:
Computational Materials as of November 15, 2004

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and may be superseded by any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$[224,099,000] (approximate)

Issuer:	GMACM Home Loan Trust 2004-GH1.
Offered Securities:	GMACM Home Loan-Backed Term Notes, Series 2004-GH1.
Depositor:	Residential Asset Mortgage Products, Inc.
Seller and Servicer:	GMAC Mortgage Corporation, or GMACM, a Pennsylvania corporation, originated or acquired most of the mortgage loans. The remainder of the mortgage loans were originated or acquired by GMAC Bank, a federal savings bank and an affiliate of GMACM, and subsequently sold to GMACM. GMACM will be the seller of the mortgage loans. GMACM will also be the servicer of the mortgage loans. The servicer will be obligated to service the mortgage loans pursuant to the servicing agreement to be dated as of the closing date, among the servicer, the issuer and the indenture trustee.
Owner Trustee:	Wilmington Trust Company.
Indenture Trustee:	JP Morgan Chase Bank, N.A. (the "Indenture Trustee").
Lead Underwriter:	Bear, Stearns & Co. Inc.
Co-Manager:	Residential Funding Securities Corporation.
Cut-off Date:	November 1, 2004.
Closing Date:	On or about November [22], 2004.
The Notes:	Approximately $[224,099,000] Home Loan-Backed Term Notes, Series 2004-GH1, are being offered (the "notes"). The notes will be issued pursuant to an indenture to be dated as of November [22], 2004, between the Issuer and the Indenture Trustee. The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 notes, collectively, will be referred to herein as the "Class A notes". The Class M-1 and Class M-2 notes, collectively, will be referred to herein as the "Class M notes."

Characteristics of the Notes [(a),(b),(c),(d),(e),(f),(g)]

Offered Securities	Initial Note Balance	Coupon	Avg Life to Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Maturity Date	Ratings (Moody's/S&P)
Class A-1 notes	89,321,000	Floating (d)	[1.00]	[0]	[25]	[12/25/20](h)	Aaa / AAA
Class A-2 notes	47,640,000	Fixed (e)	[3.00]	[24]	[27]	[12/25/25](h)	Aaa / AAA
Class A-3 notes	20,004,000	Fixed (e)(g)	[5.00]	[50]	[21]	[8/25/27](h)	Aaa / AAA
Class A-4 notes	18,443,000	Fixed (e)(f)(g)	[7.90]	[70]	[43]	[7/25/28](h)	Aaa / AAA
Class A-5 notes	12,725,000	Fixed (e)(f)(g)	[9.43]	[112]	[1]	[7/25/35](h)	Aaa / AAA
Class A-6 notes	20,904,000	Fixed (e)(f)(g)	[6.74]	[36]	[77]	[7/25/35](h)	Aaa / AAA
Class M-1 notes	6,390,000	Fixed (e)(f)(g)	[6.19]	[36]	[77]	[7/25/35](h)	Aa2 / AA
Class M-2 notes	5,135,000	Fixed (e)(f)(g)	[6.19]	[36]	[77]	[7/25/35](h)	A2 / A
Class B notes	3,537,000	Fixed (e)(f)(g)	[6.13]	[36]	[77]	[7/25/35](h)	Baa2 / BBB
Total Notes	224,099,000						

(a) The principal balance of each class is subject to a 5% variance.
(b) Transaction priced to a 10% clean-up call.
(c) 100% Prepayment Assumption: 18% CPR for fixed rate Mortgage Loans and 25% CPR for all adjustable rate Mortgage Loans.
(d) The note rate on the Class A-1 notes will be equal to the lesser of (i) one-month LIBOR plus the related margin, (ii) the Net WAC Cap, and (iii) 12.00% per annum.
(e) The note rate for each class of notes is subject to a cap equal to the Net WAC Cap.
(f) If a 10% clean-up call is not exercised, the note rate applicable to the Class A-4, Class A-5, Class A-6, Class M-1, Class M-2 and Class B notes will increase by 0.50% on the first Payment Date after the first possible call date.
(g) Bonds will be sold at a discount with an established coupon, currently expected to be 5.00% for the Class A-3, Class A-4, Class A-5, Class M-1, Class M-2 and Class B notes. The Class A-6 notes will be sold at a discount with an established coupon, currently expected to be 4.980%.
(h) The Final Scheduled Maturity for the Class A-1, Class A-2, Class A-3 and Class A-4 notes is calculated assuming 0% PPA. The Final Scheduled Maturity for the Class A-5, Class A-6, Class M-1, Class M-2 and Class B notes is calculated as the Payment Date in the month following the month in which the loan with the longest remaining maturity matures.

Offering: The notes will be issued publicly from the Depositor's shelf registration.

Form of Registration: Book-entry form, same day funds through DTC, Euroclear.

Minimum Denominations: $25,000.

Prepayment Pricing Speed Assumption: For fixed-rate mortgage loans, a prepayment rate equal to 18% CPR.

For the adjustable-rate mortgage loans, a prepayment rate equal to 25% CPR.

Payment Date: The 25th day of each month, or, if that day is not a business day, the next business day, beginning on December 27, 2004.

Payment Delay: The notes, other than the Class A-1 notes, will have a payment delay of 24 days. The Class A-1 notes will have a payment delay of 0 days.

Note Rate:

Interest will accrue on all of the Notes, other than the Class A-1 notes, at a fixed rate during the month prior to the month of the related Payment Date on a 30/360-day basis.

Interest will accrue on the Class A-1 notes from and including the preceding Payment Date (or from the Closing Date in the case of the first Payment Date) to and including the day prior to the then current Payment Date at the related Note Rate based on the actual number of days elapsed during the accrual period and an assumed year of 360 days.

The note rate on the Class A-1 notes will be equal to the lesser of (i) one-month LIBOR plus the related margin, (ii) the Net WAC Cap, and (iii) 12.00% per annum.

The note rate applicable to the Class A-4, Class A-5, Class A-6, Class M-1, Class M-2 and Class B notes will increase by 0.50% on the Payment Date after the first possible date on which the Optional Termination may be exercised.

Each class of notes will be subject to a cap equal to the Net WAC Cap.

Net WAC Cap:

On any Payment Date, the Net WAC Cap will be equal to the weighted average of the Net Mortgage Rates based upon the principal balance thereof at the end of the preceding collection period.

Net Mortgage Rate:

With respect to any mortgage loan, the mortgage rate thereon minus the rate at which the servicing fee is paid, each expressed as a percentage of the stated principal balance of the mortgage loan.

The Trust:

The depositor will establish the GMACM Home Loan Trust 2004-GH1, a Delaware statutory trust, to issue the notes. The assets of the trust will include the adjustable and fixed rate mortgage loans that are generally secured by first liens on one- to four-family residential properties.

Payments of interest and principal on the notes (other than in respect of Carry-Forward Amounts) will be made only from payments received in connection with the mortgage loans. Carry-Forward Amounts will be payable solely out of excess cash flow to the extent, and in the order of priority, set forth in the prospectus supplement.

The Mortgage Pool:

Unless we indicate otherwise, the statistical information we present in these computational materials are approximate and reflect the information as of the cut-off date. The mortgage loans consist of [1,400] fixed and adjustable-rate mortgage loans with an initial aggregate principal balance of $[228,205,695.87] as of the cut-off date.

[1,110] of the mortgage loans representing [72.25]% of the mortgage loans are fixed rate mortgage loans and [290] of the mortgage loans representing [27.75]% of the mortgage loans are adjustable rate mortgage loans as of the cut-off date. The adjustable-rate mortgage loans generally adjust either semi-annually or annually, after, in some instances, an initial fixed period.

The mortgage loans are generally secured by first liens on one- to four-family residential properties.

With respect to the mortgage loans:

- Approximately [1.99]% were 31 to 60 days delinquent as of the cut-off date.
- Approximately [0.67]% were 61 to 90 days delinquent as of the cut-off date.
- Approximately [8.38]% of the mortgage loans are either FHA loans without FHA insurance or VA loans without a VA guaranty.
- Approximately [0.28]% of the mortgage loans are secured by first liens on unimproved land.

Additional Mortgage Characteristics:

The mortgage loans were underwritten pursuant to a variety of guidelines, as more fully described in the Prospectus Supplement. The mortgage pool contains mortgage loans having, but not limited to, the following characteristics:

Program Violations: The underwriting criteria that were applied in the origination of some of the mortgage loans deviated from GMACM's underwriting criteria under their respective program guidelines. For example, some of the borrowers have credit scores that are less than the minimum requirements or have loan-to-value ratios that exceed the limits under the applicable guidelines.

FHA/VA Loans: Certain of the mortgage loans are FHA loans without FHA insurance or VA loans without a VA guaranty. These loans were originated in accordance with the related program but generally either did not meet the documentation requirements for the related program or the borrower had an imperfect credit history.

Documentation Deficiencies: Some of the mortgage files do not contain the related mortgage note or a lost note affidavit with a copy of the related mortgage note or copies of the related mortgage or other documentation that is typically required when a mortgage loan is originated.

Seasoned Loans: Some of the mortgage loans are seasoned longer than allowed by certain guidelines or have been securitized and repurchased pursuant to an optional termination provision.

Land Loans: Certain of the mortgage loans are secured by a mortgage on unimproved land. With respect to such land loans, the lot to be purchased must be unimproved, zoned for residential use, subdivided or approved as a building lot entity and have all utilities, including water and sewer, available. Fixed rate land loans are generally interest-only for a term of 1-5 years with a principal payment at maturity. Adjustable rate land loans are generally a two to five year adjustable rate balloon with a 30-year amortization. These loans generally have a maximum loan size of $450,000 with a maximum LTV of 80%. The minimum FICO score required for this program is 620.

Priority of Distributions: On each Payment Date, amounts available for distribution will be allocated in the following order of priority:

Interest

1. To pay accrued and unpaid interest, on the Class A Notes, pro rata;

2. To pay accrued and unpaid interest, sequentially, on the Class M-1 Notes, the Class M-2 Notes, and the Class B Notes.

Principal

1. To pay as principal on the Class A Notes an amount equal to the Class A Principal Distribution Amount; first, to the Class A-6 notes the Class A-6 Lockout Distribution Amount and second, sequentially, to the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 notes in each case until the note balance thereof has been reduced to zero;

2. To pay as principal on the Class M-1 Notes, an amount equal to the Class M-1 Principal Distribution Amount until the note balance thereof has been reduced to zero;

3. To pay as principal on the Class M-2 Notes, an amount equal to the Class M-2 Principal Distribution Amount until the note balance thereof has been reduced to zero; and

4. To pay as principal on the Class B Notes, an amount equal to the Class B Principal Distribution Amount until the note balance thereof has been reduced to zero.

Net Monthly Excess Cash Flow

1. To pay as principal to the Notes then entitled to receive principal the amount necessary to cover realized losses on the related Mortgage Loans;

2. To pay as principal on the Notes then entitled to receive principal the amount necessary to cause the Overcollateralization Amount to equal the Required Overcollateralization Amount;

3. To pay as interest on the notes the amount of any Carry-Forward Amounts, sequentially, to the Class A-Notes (pro rata among such classes of notes), the Class M-1 Notes, the Class M-2 Notes and the Class B Notes; and

4. To the holders of the certificates, any remaining excess cash flow.

In the event that, due to losses, the principal balance of the Class M-1 Notes has been reduced to zero while the Class A Notes are still outstanding, the Class A Principal Distribution Amount will be paid *pro rata*, and not sequentially, among the then outstanding classes of Class A notes.

Principal Distributions: The Class M notes and Class B notes will not receive any principal payments prior to the Stepdown Date, unless the aggregate note balance of the Class A notes is equal to zero. On or after the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A notes, Class M notes and Class B notes as described under "Priority of Distributions".

Principal Distribution Amount: Total principal collections received during the related collection period less any overcollateralization release amount.

Class A Principal Distribution Amount: With respect to any Payment Date, (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for that Payment Date, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (a) the Principal Distribution Amount for that Payment Date, and (b) the excess of (1) the aggregate Class A principal balance immediately prior to that Payment Date over (2) the lesser of (x) the product of the (I) the applicable Subordination Percentage and (II) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Payment Date and (y) the aggregate principal balance of the mortgage loans immediately preceding that Payment Date, less the Overcollateralization Floor.

Class M-1 Principal Distribution Amount: With respect to any Payment Date, (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Class A Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (a) the remaining Principal Distribution Amount for that Payment Date after distribution of the Class A Principal Distribution Amount, and (b) the excess of (1) the sum of (A) the aggregate Class A principal balance (after taking into account the payment of the Class A Principal Distribution Amount for that Payment Date), and (B) the principal balance of the Class M-1 notes immediately prior to that Payment Date, over (2) the lesser of (x) the product of the (I) the applicable Subordination Percentage and (II) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Payment Date and (y) the aggregate principal balance of the mortgage loans immediately preceding that Payment Date, less the Overcollateralization Floor.

Class M-2 Principal Distribution Amount: With respect to any Payment Date, (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (a) the remaining Principal Distribution Amount for that Payment Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, and (b) the excess of (1) the sum of (A) the aggregate Class A principal balance and Class M-1 principal balance (after taking into account the payment of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount for that Payment Date), and (B) the principal balance of the Class M-2 notes immediately prior to that Payment Date, over (2) the lesser of (x) the product of the (I) the applicable Subordination Percentage and (II) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Payment Date and (y) the aggregate principal balance of the mortgage loans immediately preceding that Payment Date, less the Overcollateralization Floor.

Class B Principal Distribution Amount: With respect to any Payment Date, (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (a) the remaining Principal Distribution Amount for that Payment Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount, and (b) the excess of (1) the sum of (A) the aggregate Class A principal balance, Class M-1 principal balance and Class M-2 principal balance (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount for that Payment Date), and (B) the principal balance of the Class B notes immediately prior to that Payment Date, over (2) the lesser of (x) the product of the (I) the applicable Subordination Percentage and (II) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Payment Date and (y) the aggregate principal balance of the mortgage loans immediately preceding that Payment Date, less the Overcollateralization Floor.

Class A-6 Lockout Distribution Amount: On any Payment Date, the product of (a) the Class A-6 Lockout Percentage and (b) the Class A-6 Pro Rata Distribution Amount for such Payment Date. In no event shall the Class A-6 Lockout Distribution Amount exceed the Class A Principal Distribution Amount or the Class A-6 principal balance immediately prior to that Payment Date.

Class A-6 Lockout Percentage: With respect to each Payment Date the applicable percentage set forth below:

Payment Dates	Class A-6 Lockout Percentage
Dec. 2004 through Nov. 2007	0%
Dec. 2007 through Nov. 2009	45%
Dec. 2009 through Nov. 2010	80%
Dec. 2010 through Nov. 2011	100%
Dec. 2011 and thereafter	300%

Class A-6 Pro Rata Distribution Amount: On any Payment Date, an amount equal to the product of (a) a fraction, the numerator of which is the Class A-6 principal balance immediately prior to that Payment Date and the denominator of which is the Class A principal balance immediately prior to that Payment Date and (b) the Class A Principal Distribution Amount.

Carry-Forward Amounts: The carry-forward amount is equal to the aggregate amount of Net WAC Cap shortfalls on such Payment Date plus any unpaid Net WAC Cap shortfalls from prior Payment Dates, plus interest thereon to the extent previously unreimbursed.

On any Payment Date on which any of the notes, other than the Class A-1 notes, receive interest based upon the Net WAC Cap, the Net WAC Cap shortfall for such notes is equal to the excess, if any, of (i) accrued interest on the related notes calculated at the related fixed rate over (ii) accrued interest on the related notes calculated pursuant to the Net WAC Cap provided, however, that such rate does not exceed the weighted average net maximum rate of the mortgage loans for such payment date.

On any Payment Date on which the Class A-1 notes receive interest based upon the Net WAC Cap, the Net WAC Cap shortfall for such notes is equal to the excess, if any, of (i) accrued interest on the related notes calculated pursuant to the lesser of (a) one-month LIBOR plus the margin for the Class A-1 notes and (b) 12.00%, over (ii) accrued interest on the related notes calculated pursuant to the Net WAC Cap provided, however, that such rate does not exceed the weighted average net maximum rate of the mortgage loans for such payment date.

Stepdown Date: The later to occur of (1) the Payment Date in December 2007 (i.e., the 37th Payment Date) and (2) the first Payment Date on which the current aggregate principal balance of the mortgage loans has been reduced to an amount less than 50% of the initial aggregate principal balance of the mortgage loans.

Subordination Percentage: As to any class of notes, the respective percentages set forth below:

Class A	[83.20]%
Class M-1	[88.80]%
Class M-2	[93.30]%
Class B	[96.40]%

Required Overcollateralization Amount: On any Payment Date prior to the Stepdown Date, an amount equal to [1.80]% of the aggregate principal balance of the mortgage loans as of the Cut-off Date. On or after the Stepdown Date, the Required Overcollateralization Amount will be equal to the greater of (a) [3.60]% of the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Payment Date and (b) the Overcollateralization Floor; provided, however, that any scheduled reduction to the Required Overcollateralization Amount on or after the Stepdown Date as described above shall not be made on any Payment Date if a Trigger Event is in effect.

Overcollateralization Floor: An amount equal to 0.50% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.

Overcollateralization Amount: With respect to any Payment Date, the excess, if any, of the aggregate principal balance of the mortgage loans before giving effect to distributions of principal to be made on that Payment Date, over the aggregate principal balance of the notes, as of such date, before taking into account distributions of principal to be made on that Payment Date.

Trigger Event: A Trigger Event has occurred if:

1. The three-month rolling average of the 60+ day delinquent loans (including foreclosures and REO) equals or exceeds [30.00]% of the Senior Enhancement Percentage;
2. For the 37th through the 48th Payment Dates, the cumulative realized losses on the mortgage loans exceed [1.50]%;
3. For the 49th through the 60th Payment Dates, the cumulative realized losses on the mortgage loans exceed [1.75]%;
4. For the 61st through the 72nd Payment Dates, the cumulative realized losses on the mortgage loans exceed [2.00]%; and
5. For the 72nd Payment Date and thereafter, the cumulative realized losses on the mortgage loans exceed [2.25]%.

These Trigger Events may be revised with the consent of the rating agencies.

Senior Enhancement Percentage: For any Payment Date, the percentage obtained by dividing (i) the sum of (a) the aggregate principal balances of the Class M-1, Class M-2 and Class B notes and (b) the Overcollateralization Amount, in each case prior to the distribution of the related Principal Distribution Amount on such Payment Date, by (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period.

Servicing Fee: The servicing fee to be paid to the Servicer as compensation for servicing the mortgage loans will be 0.35% per annum. The servicing fee will be computed and payable monthly.

Advancing: The servicer will advance the principal and interest portion of any delinquent monthly payment, but only to the extent deemed by the servicer to be recoverable.

Credit Enhancement: The credit enhancement provided for the benefit of the notes consists of:

Initial Note Subordination (% Orig.):

[6.60]% for the Class A Notes;

[3.80]%for the Class M-1 Notes;

[1.55]%for the Class M-2 Notes; and

[0.00]%for the Class B Notes;

Overcollateralization ("OC"):

Initial (% Orig.)	[1.83]%
OC Target (% Orig.)	[1.80]%
OC After Step-Down (% Curr.)	[3.60]%
OC Floor (% Orig.)	0.50%

Excess Spread:

Excess spread will be used immediately to amortize the notes and reach the Required Overcollateralization Amount.

Optional Redemption: A principal payment may be made to redeem the notes upon the exercise by the servicer of its option to purchase the mortgage loans in the trust after the aggregate principal balance of the mortgage loans is reduced to an amount less than 10% of the initial aggregate principal balance of the mortgage loans.

Tax Status: The notes, other than the Class R certificates, will represent ownership of (i) regular interests in a real estate mortgage investment conduit, which interests have no rights to receive amounts in respect of Net WAC Cap shortfalls and (ii) the right to receive amounts in respect of Net WAC Cap shortfalls, which rights shall not be treated as regular interests in a real estate mortgage investment conduit. For federal income tax purposes, each class of Class R certificates will be the sole residual interest in one of the [two] real estate mortgage investment conduits.

ERISA Eligibility: The notes may be purchased by employee benefit plans subject to the requirements of ERISA.

SMMEA Treatment: The notes **will not** constitute "mortgage related securities" for purposes of SMMEA.

Ratings: It is a condition to the issuance of the Class A, Class M-1, Class M-2 and Class B notes that they receive ratings of Aaa/AAA, Aa2/AA, A2/A and Baa2/BBB, respectively, by Moody's Investors Service and Standard & Poor's Ratings Services.

A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating organization. A security rating does not address the frequency of prepayments of the mortgage loans or any corresponding effect on the yield to investors.

SENSITIVITY TABLES

To Call

Class A-1 to Call

Percent of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
WAL (years)	9.00	1.90	1.32	**1.00**	0.80	0.66
Duration (years)	7.81	1.82	1.27	**0.97**	0.78	0.65
First Prin Payment	12/25/2004	12/25/2004	12/25/2004	**12/25/2004**	12/25/2004	12/25/2004
Last Prin Payment	12/25/2020	12/25/2008	8/25/2007	**12/25/2006**	7/25/2006	3/25/2006
Principal Window (months)	193	49	33	**25**	20	16
Illustrative Yield @ 100.000000	2.37	2.37	2.37	**2.37**	2.37	2.37

Class A-2 to Call

Percent of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
WAL (years)	18.68	6.07	4.05	**3.00**	2.33	1.91
Duration (years)	12.41	5.18	3.62	**2.75**	2.17	1.80
First Prin Payment	12/25/2020	12/25/2008	8/25/2007	**12/25/2006**	7/25/2006	3/25/2006
Last Prin Payment	12/25/2025	2/25/2014	7/25/2010	**2/25/2009**	2/25/2008	5/25/2007
Principal Window (months)	61	63	36	**27**	20	15
Illustrative Yield @ 99.973993	4.49	4.46	4.44	**4.41**	4.39	4.36

Class A-3 to Call

Percent of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
WAL (years)	21.95	11.10	7.13	**5.00**	3.85	2.91
Duration (years)	13.04	8.32	5.85	**4.32**	3.42	2.64
First Prin Payment	12/25/2025	2/25/2014	7/25/2010	**2/25/2009**	2/25/2008	5/25/2007
Last Prin Payment	8/25/2027	11/25/2017	1/25/2014	**10/25/2010**	5/25/2009	6/25/2008
Principal Window (months)	21	46	43	**21**	16	14
Illustrative Yield @ 99.772777	5.04	5.04	5.03	**5.03**	5.02	5.01

Class A-4 to Call

Percent of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
WAL (years)	23.39	15.01	11.08	**7.90**	5.58	4.32
Duration (years)	13.27	10.19	8.22	**6.30**	4.71	3.76
First Prin Payment	8/25/2027	11/25/2017	1/25/2014	**10/25/2010**	5/25/2009	6/25/2008
Last Prin Payment	7/25/2028	12/25/2020	1/25/2017	**4/25/2014**	6/25/2012	2/25/2010
Principal Window (months)	12	38	37	**43**	38	21
Illustrative Yield @ 95.673433	5.36	5.45	5.55	**5.70**	5.91	6.13

SENSITIVITY TABLES
To Call

Class A-5 to Call

Percent of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
WAL (years)	23.68	16.09	12.18	**9.43**	7.59	6.06
Duration (years)	13.16	10.57	8.75	**7.23**	6.08	5.04
First Prin Payment	7/25/2028	12/25/2020	1/25/2017	**4/25/2014**	6/25/2012	2/25/2010
Last Prin Payment	7/25/2028	12/25/2020	1/25/2017	**4/25/2014**	6/25/2012	2/25/2011
Principal Window (months)	1	1	1	**1**	1	13
Illustrative Yield @ 92.482609	5.61	5.75	5.90	**6.08**	6.27	6.52

Class A-6 to Call

Percent of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
WAL (years)	12.15	8.02	7.26	**6.74**	6.25	5.60
Duration (years)	8.70	6.36	5.89	**5.55**	5.22	4.77
First Prin Payment	12/25/2007	12/25/2007	12/25/2007	**12/25/2007**	2/25/2008	3/25/2008
Last Prin Payment	7/25/2028	12/25/2020	1/25/2017	**4/25/2014**	6/25/2012	2/25/2011
Principal Window (months)	248	157	110	**77**	53	36
Illustrative Yield @ 99.948777	5.00	4.99	4.98	**4.98**	4.98	4.97

Class M-1 to Call

Percent of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
WAL (years)	21.14	10.99	8.05	**6.19**	5.05	4.38
Duration (years)	12.49	7.95	6.24	**5.04**	4.25	3.77
First Prin Payment	9/25/2021	5/25/2010	9/25/2008	**12/25/2007**	1/25/2008	2/25/2008
Last Prin Payment	7/25/2028	12/25/2020	1/25/2017	**4/25/2014**	6/25/2012	2/25/2011
Principal Window (months)	83	128	101	**77**	54	37
Illustrative Yield @ 94.996699	5.43	5.65	5.81	**6.00**	6.17	6.31

Class M-2 to Call

Percent of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
WAL (years)	21.14	10.99	8.05	**6.19**	5.04	4.34
Duration (years)	12.44	7.92	6.22	**5.02**	4.23	3.72
First Prin Payment	9/25/2021	5/25/2010	9/25/2008	**12/25/2007**	12/25/2007	1/25/2008
Last Prin Payment	7/25/2028	12/25/2020	1/25/2017	**4/25/2014**	6/25/2012	2/25/2011
Principal Window (months)	83	128	101	**77**	55	38
Illustrative Yield @ 94.043535	5.51	5.78	5.97	**6.20**	6.41	6.59

SENSITIVITY TABLES

To Call

Class B to Call

Percent of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
WAL (years)	21.11	10.90	7.97	**6.13**	4.99	4.27
Duration (years)	12.20	7.75	6.08	**4.90**	4.12	3.62
First Prin Payment	9/25/2021	5/25/2010	9/25/2008	**12/25/2007**	12/25/2007	12/25/2007
Last Prin Payment	7/25/2028	12/25/2020	1/25/2017	**4/25/2014**	6/25/2012	2/25/2011
Principal Window (months)	83	128	101	**77**	55	39
Illustrative Yield @ 89.570654	5.91	6.40	6.77	**7.19**	7.59	7.95

SENSITIVITY TABLES

To Maturity

Class A-1 to Maturity						
Percent of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
WAL (years)	9.00	1.90	1.32	**1.00**	0.80	0.66
Duration (years)	7.81	1.82	1.27	**0.97**	0.78	0.65
First Prin Payment	12/25/2004	12/25/2004	12/25/2004	**12/25/2004**	12/25/2004	12/25/2004
Last Prin Payment	12/25/2020	12/25/2008	8/25/2007	**12/25/2006**	7/25/2006	3/25/2006
Principal Window (months)	193	49	33	**25**	20	16
Illustrative Yield (%) @ 100.000000	2.37	2.37	2.37	**2.37**	2.37	2.37

Class A-2 to Maturity						
Percent of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
WAL (years)	18.68	6.07	4.05	**3.00**	2.33	1.91
Duration (years)	12.41	5.18	3.62	**2.75**	2.17	1.80
First Prin Payment	12/25/2020	12/25/2008	8/25/2007	**12/25/2006**	7/25/2006	3/25/2006
Last Prin Payment	12/25/2025	2/25/2014	7/25/2010	**2/25/2009**	2/25/2008	5/25/2007
Principal Window (months)	61	63	36	**27**	20	15
Illustrative Yield @ 99.973993	4.49	4.46	4.44	**4.41**	4.39	4.36

Class A-3 to Maturity						
Percent of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
WAL (years)	21.95	11.10	7.13	**5.00**	3.85	2.91
Duration (years)	13.04	8.32	5.85	**4.32**	3.42	2.64
First Prin Payment	12/25/2025	2/25/2014	7/25/2010	**2/25/2009**	2/25/2008	5/25/2007
Last Prin Payment	8/25/2027	11/25/2017	1/25/2014	**10/25/2010**	5/25/2009	6/25/2008
Principal Window (months)	21	46	43	**21**	16	14
Illustrative Yield @ 99.772777	5.04	5.04	5.03	**5.03**	5.02	5.01

Class A-4 to Maturity						
Percent of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
WAL (years)	23.50	15.30	11.34	**8.08**	5.59	4.32
Duration (years)	13.30	10.31	8.35	**6.40**	4.72	3.76
First Prin Payment	8/25/2027	11/25/2017	1/25/2014	**10/25/2010**	5/25/2009	6/25/2008
Last Prin Payment	6/25/2029	11/25/2022	10/25/2018	**9/25/2015**	11/25/2012	2/25/2010
Principal Window (months)	23	61	58	**60**	43	21
Illustrative Yield @ 95.673433	5.36	5.45	5.55	**5.69**	5.91	6.13

SENSITIVITY TABLES

To Maturity

Class A-5 to Maturity

Percent of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
WAL (years)	26.82	20.67	17.22	**14.02**	11.37	8.41
Duration (years)	13.97	12.24	10.96	**9.57**	8.23	6.44
First Prin Payment	6/25/2029	11/25/2022	10/25/2018	**9/25/2015**	11/25/2012	2/25/2010
Last Prin Payment	9/25/2033	8/25/2028	2/25/2027	**7/25/2024**	8/25/2021	2/25/2019
Principal Window (months)	52	70	101	**107**	106	109
Illustrative Yield @ 92.482609	5.61	5.72	5.83	**5.95**	6.08	6.31

Class A-6 to Maturity

Percent of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
WAL (years)	12.15	8.03	7.30	**6.84**	6.55	6.39
Duration (years)	8.70	6.37	5.91	**5.61**	5.42	5.31
First Prin Payment	12/25/2007	12/25/2007	12/25/2007	**12/25/2007**	2/25/2008	3/25/2008
Last Prin Payment	7/25/2033	6/25/2028	11/25/2026	**4/25/2024**	6/25/2021	12/25/2018
Principal Window (months)	308	247	228	**197**	161	130
Illustrative Yield @ 99.948777	5.00	4.99	4.99	**4.99**	5.00	5.03

Class M-1 to Maturity

Percent of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
WAL (years)	21.50	11.54	8.61	**6.69**	5.47	4.73
Duration (years)	12.59	8.16	6.50	**5.30**	4.49	3.99
First Prin Payment	9/25/2021	5/25/2010	9/25/2008	**12/25/2007**	1/25/2008	2/25/2008
Last Prin Payment	1/25/2032	10/25/2025	3/25/2022	**12/25/2018**	5/25/2016	6/25/2014
Principal Window (months)	125	186	163	**133**	101	77
Illustrative Yield @ 94.996699	5.43	5.65	5.80	**5.97**	6.14	6.27

Class M-2 to Maturity

Percent of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
WAL (years)	21.36	11.39	8.44	**6.53**	5.33	4.58
Duration (years)	12.51	8.07	6.40	**5.20**	4.39	3.88
First Prin Payment	9/25/2021	5/25/2010	9/25/2008	**12/25/2007**	12/25/2007	1/25/2008
Last Prin Payment	12/25/2030	7/25/2024	8/25/2020	**6/25/2017**	2/25/2015	5/25/2013
Principal Window (months)	112	171	144	**115**	87	65
Illustrative Yield @ 94.043535	5.51	5.77	5.96	**6.17**	6.38	6.55

SENSITIVITY TABLES

To Maturity

Class B to Maturity

Percent of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
WAL (years)	21.14	10.98	8.04	**6.19**	5.04	4.32
Duration (years)	12.20	7.78	6.11	**4.94**	4.15	3.65
First Prin Payment	9/25/2021	5/25/2010	9/25/2008	**12/25/2007**	12/25/2007	12/25/2007
Last Prin Payment	1/25/2029	5/25/2022	5/25/2018	**6/25/2015**	6/25/2013	12/25/2011
Principal Window (months)	89	145	117	**91**	67	49
Illustrative Yield @ 89.570654	5.91	6.40	6.77	**7.17**	7.58	7.93

Total Pool Summary

Number of Loans	1,400
Total UPB	$228,205,695.87
Minimum UPB	$3,070.85
Maximum UPB	$2,849,999.98
Average UPB	$163,004.07
Minimum Current Rate	2.375%
Maximum Current Rate	13.000%
GWAC	5.787%
Minimum Remaining Term	4
Maximum Remaining Term	367
WA Remaining Term	301
Minimum Original Term	36
Maximum Original Term	480
WA Original Term	319
Minimum Note Date	05/20/1976
Maximum Maturity Date	06/01/2035
Minimum Current Loan-to-Value	3.69%
Maximum Current Loan-to-Value	119.70%
WA Current Loan-to-Value	74.50%
Balloon Loans	1.30%
Bank Originated Percentage	28.04%
Buydown Percentage	1.01%

Fixed Rate Pool Summary

Number of Loans	1,110
Total UPB	$164,877,523.47
Minimum UPB	$3,070.85
Maximum UPB	$973,471.79
Average UPB	$148,538.31
Minimum Current Rate	4.250%
Maximum Current Rate	13.000%
GWAC	6.175%
Minimum Remaining Term	4
Maximum Remaining Term	359
WA Remaining Term	286
Minimum Original Term	60
Maximum Original Term	480
WA Original Term	305
Minimum Note Date	05/20/1976
Maximum Maturity Date	10/01/2034
Minimum Current Loan-to-Value	3.69%
Maximum Current Loan-to-Value	119.70%
WA Current Loan-to-Value	74.43%
Balloon Loans	1.54%
Buydown Percentage	1.39%

ARM Pool Summary

Number of Loans	290
Total UPB	$63,328,172.40
Minimum UPB	$21,779.78
Maximum UPB	$2,849,999.98
Average UPB	$218,373.01
Minimum Current Rate	2.375%
Maximum Current Rate	7.500%
GWAC	4.779%
Minimum Remaining Term	25
Maximum Remaining Term	367
WA Remaining Term	338
Minimum Original Term	36
Maximum Original Term	372
WA Original Term	356
Minimum Note Date	09/28/1984
Maximum Maturity Date	06/01/2035
Minimum Current Loan-to-Value	8.89%
Maximum Current Loan-to-Value	98.77%
WA Current Loan-to-Value	74.67%
Balloon Loans	0.66%
Buydown Percentage	0.00%

Original Principal Balances

Range of Original Principal Balances ($)		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percent of Aggregate Unpaid Principal Balance
Less than 25,000		7	$118,754.03	0.05%
25,000	49,999	85	2,874,116.48	1.26
50,000	74,999	182	10,783,669.54	4.73
75,000	99,999	216	17,868,974.76	7.83
100,000	124,999	192	20,636,756.34	9.04
125,000	149,999	145	19,078,898.13	8.36
150,000	174,999	117	18,176,617.17	7.97
175,000	199,999	88	15,854,968.65	6.95
200,000	224,999	67	13,745,667.78	6.02
225,000	249,999	45	10,367,158.68	4.54
250,000	274,999	45	11,255,297.74	4.93
275,000	299,999	33	9,209,865.37	4.04
300,000	349,999	59	18,080,616.53	7.92
350,000	399,999	29	10,656,875.16	4.67
400,000	449,999	32	13,335,338.18	5.84
450,000	499,999	16	7,410,373.61	3.25
500,000	549,999	13	6,571,335.62	2.88
550,000	599,999	8	4,452,119.24	1.95
600,000	649,999	2	1,242,399.96	0.54
650,000	699,999	6	3,908,634.15	1.71
700,000	749,999	4	2,810,026.72	1.23
750,000	799,999	2	1,471,177.33	0.64
800,000	849,999	1	791,407.65	0.35
850,000	899,999	1	869,981.68	0.38
900,000	949,999	2	1,771,993.66	0.78
950,000	999,999	1	973,471.79	0.43
1,000,000 or greater		2	3,889,199.92	1.70
Total		**1,400**	**$228,205,695.87**	**100.00%**

• The average orginal principal balance of the mortgage loans as of the cut-off date is approximately $168,412.98.

Outstanding Principal Balances

Range of Outstanding Principal Balances ($)		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percent of Aggregate Unpaid Principal Balance
Less than 25,000		31	$529,049.15	0.23%
25,000	49,999	100	4,063,560.18	1.78
50,000	74,999	178	11,386,040.17	4.99
75,000	99,999	221	19,275,650.83	8.45
100,000	124,999	181	20,368,818.10	8.93
125,000	149,999	143	19,467,435.77	8.53
150,000	174,999	116	18,673,919.10	8.18
175,000	199,999	85	15,892,970.74	6.96
200,000	224,999	60	12,770,024.05	5.60
225,000	249,999	45	10,675,926.01	4.68
250,000	274,999	43	11,265,380.65	4.94
275,000	299,999	38	10,950,019.03	4.80
300,000	349,999	45	14,460,361.38	6.34
350,000	399,999	28	10,505,891.61	4.60
400,000	449,999	32	13,495,847.85	5.91
450,000	499,999	16	7,592,535.42	3.33
500,000	549,999	10	5,133,389.11	2.25
550,000	599,999	7	3,970,583.86	1.74
600,000	649,999	6	3,806,444.61	1.67
650,000	699,999	4	2,726,215.57	1.19
700,000	749,999	3	2,149,577.98	0.94
750,000	799,999	2	1,541,407.65	0.68
850,000	899,999	2	1,741,975.34	0.76
900,000	949,999	1	900,000.00	0.39
950,000	999,999	1	973,471.79	0.43
1,000,000 or greater		2	3,889,199.92	1.70
Total		**1,400**	**$228,205,695.87**	**100.00%**

- The average outstanding principal balance of the mortgage loans as of the cut-off date is approximately $163,004.07.

Mortgage Rates

Range of Mortgage Rates (%)		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percent of Aggregate Unpaid Principal Balance
2.251	2.500	1	$320,476.12	0.14%
2.501	2.750	1	130,137.73	0.06
2.751	3.000	1	380,926.00	0.17
3.001	3.250	4	937,871.76	0.41
3.251	3.500	4	867,004.26	0.38
3.501	3.750	6	1,794,439.33	0.79
3.751	4.000	30	8,071,328.31	3.54
4.001	4.250	26	4,899,707.44	2.15
4.251	4.500	58	11,481,232.95	5.03
4.501	4.750	82	12,643,409.85	5.54
4.751	5.000	88	16,423,555.91	7.20
5.001	5.250	105	22,410,133.37	9.82
5.251	5.500	132	26,374,815.35	11.56
5.501	5.750	88	18,812,845.63	8.24
5.751	6.000	163	30,766,389.90	13.48
6.001	6.250	74	11,446,416.35	5.02
6.251	6.500	101	13,078,459.59	5.73
6.501	6.750	50	6,260,956.96	2.74
6.751	7.000	76	9,979,380.82	4.37
7.001	7.250	53	7,186,544.06	3.15
7.251	7.500	54	6,171,289.24	2.70
7.501	7.750	22	3,191,323.58	1.40
7.751	8.000	56	5,694,749.41	2.50
8.001	8.250	19	1,780,327.18	0.78
8.251	8.500	36	3,710,463.27	1.63
8.501	8.750	6	489,106.63	0.21
8.751	9.000	20	1,134,008.27	0.50
9.001	9.250	4	224,317.48	0.10
9.251	9.500	16	593,456.44	0.26
9.501	9.750	1	28,539.68	0.01
9.751	10.000	8	457,472.78	0.20
10.251	10.500	7	301,399.33	0.13
10.751	11.000	1	46,713.45	0.02
11.251	11.500	2	34,630.97	0.02
11.751	12.000	1	7,524.77	0.00
12.251	12.500	2	36,140.54	0.02
12.751	13.000	2	38,201.16	0.02
Total		**1,400**	**$228,205,695.87**	**100.00%**

• The wieghted average mortgage rate for the mortgage loans as of the cut-off date is approximately 5.787% per annum.

Current Loan-to-Value Ratios

Range of Current Loan-to-Value Ratios (%)		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percent of Aggregate Unpaid Principal Balance
Less than 40.00		77	$12,171,431.38	5.33%
40.01	45.00	20	3,234,130.85	1.42
45.01	50.00	44	7,499,614.39	3.29
50.01	55.00	60	12,005,994.28	5.26
55.01	60.00	66	11,759,909.12	5.15
60.01	65.00	83	17,962,960.17	7.87
65.01	70.00	100	18,044,390.08	7.91
70.01	75.00	109	22,257,522.06	9.75
75.01	80.00	208	47,456,247.01	20.80
80.01	85.00	69	8,722,171.48	3.82
85.01	90.00	110	15,524,115.40	6.80
90.01	95.00	142	16,769,220.67	7.35
95.01	100.00	198	22,643,908.45	9.92
100.01	105.00	80	8,778,579.72	3.85
105.01	110.00	25	2,400,553.81	1.05
110.01	115.00	6	474,127.38	0.21
115.01	120.00	3	500,819.62	0.22
Total		**1,400**	**$228,205,695.87**	**100.00%**

• The weighted average current loan-to-value ratio for the mortgage loans as of the cut-off date is aprroximately 74.50%.

Property Type

Property Type	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percent of Aggregate Unpaid Principal Balance
Single Family	1,067	$164,869,908.43	72.25%
Planned Unit Development	117	24,073,193.96	10.55
Condominium	113	20,753,236.39	9.09
Two Family to Four Family	75	15,233,527.39	6.68
Cooperative	11	1,029,084.49	0.45
Manufactured Housing	10	902,493.33	0.40
Townhouse	4	705,040.05	0.31
Land	3	639,211.83	0.28
Total	**1,400**	**$228,205,695.87**	**100.00%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percent of Aggregate Unpaid Principal Balance
Purchase	663	$94,172,645.99	41.27%
Rate/Term Refinance	421	76,820,582.03	33.66
Cash Out Refinance	313	56,796,037.32	24.89
Construction to Permanent	3	416,430.53	0.18
Total	**1,400**	**$228,205,695.87**	**100.00%**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percent of Aggregate Unpaid Principal Balance
Primary Residence	1,269	$206,586,047.62	90.53%
Second Home	58	11,489,415.09	5.03
Investment Property	73	10,130,233.16	4.44
Total	**1,400**	**$228,205,695.87**	**100.00%**

Original Term to Scheduled Maturity

Range of Months	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percent of Aggregate Unpaid Principal Balance
1 to 60	9	$1,585,981.79	0.69%
61 to 120	26	5,798,115.52	2.54
121 to 180	251	35,180,742.71	15.42
181 to 240	42	4,967,466.96	2.18
241 to 300	29	2,878,044.71	1.26
301 to 360	1,020	175,174,758.78	76.76
361 or greater	23	2,620,585.40	1.15
Total	**1,400**	**$228,205,695.87**	**100.00%**

• The weighted average original term for the mortgage loans as of the cut-off date is aprroximately 319 months.

Remaining Term to Scheduled Maturity

Range of Months	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percent of Aggregate Unpaid Principal Balance
1 to 60	17	$1,678,773.05	0.74%
61 to 120	48	6,499,111.37	2.85
121 to 180	262	35,788,514.25	15.68
181 to 240	68	6,763,495.06	2.96
241 to 300	111	10,186,547.61	4.46
301 to 360	893	166,871,741.18	73.12
361 or greater	1	417,513.35	0.18
Total	**1,400**	**$228,205,695.87**	**100.00%**

• The weighted average remaining term for the mortgage loans as of the cut-off date is aprroximately 301 months.

Fully Indexed Margin of the Adjustable Rate Mortgage Loans

Range of Fully Indexed Margins (%)		Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance of Adjustable Rate Mortgage Loans	Percent of Aggregate Adjustable Rate Unpaid Principal Balance
1.001	1.500	1	$32,662.45	0.05%
1.501	2.000	18	1,892,666.17	2.99
2.001	2.500	94	17,694,650.69	27.94
2.501	3.000	164	40,658,218.81	64.20
3.001	3.500	2	324,492.54	0.51
3.501	4.000	4	1,164,303.41	1.84
4.001	4.500	3	718,010.52	1.13
4.501	5.000	2	562,969.07	0.89
5.501	6.000	1	77,436.78	0.12
7.001	7.500	1	202,761.96	0.32
Total		**290**	**$63,328,172.40**	**100.00%**

- The weighted average fully indexed margin of the adjustable rate mortgage loans as of the cut-off date is approximately 2.711%.

Maximum Loan Rate of the Adjustable Rate Mortgage Loans

Range of Maximum Loan Rates (%)		Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance of Adjustable Rate Mortgage Loans	Percent of Aggregate Adjustable Rate Unpaid Principal Balance
4.501	5.000	2	$285,215.44	0.45%
5.001	5.500	1	216,600.27	0.34
7.501	8.000	1	380,926.00	0.60
8.001	8.500	4	1,034,978.97	1.63
8.501	9.000	21	5,792,361.73	9.15
9.001	9.500	42	9,761,111.43	15.41
9.501	10.000	71	17,396,052.09	27.47
10.001	10.500	45	9,911,822.91	15.65
10.501	11.000	36	9,718,213.30	15.35
11.001	11.500	28	3,795,682.55	5.99
11.501	12.000	18	2,171,328.83	3.43
12.001	12.500	8	1,107,292.33	1.75
12.501	13.000	4	1,180,265.01	1.86
13.001	13.500	5	445,072.36	0.70
13.501	14.000	3	98,586.73	0.16
17.001	17.500	1	32,662.45	0.05
Total		**290**	**$63,328,172.40**	**100.00%**

- The weighted average maximum loan rate of the adjustable rate mortgage loans as of the cut-off date is approximately 10.148%.

Initial Rate Cap of the Adjustable Rate Mortgage Loans

Initial Rate Cap (%)	Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance of Adjustable Rate Mortgage Loans	Percent of Aggregate Adjustable Rate Unpaid Principal Balance
0.250	1	$109,019.61	0.17%
0.500	1	176,195.83	0.28
1.000	117	12,222,416.30	19.30
1.500	1	431,518.89	0.68
2.000	46	11,618,473.57	18.35
2.500	6	1,399,518.15	2.21
3.000	12	2,870,770.61	4.53
4.875	2	384,454.22	0.61
5.000	102	33,033,084.75	52.16
6.000	2	1,082,720.47	1.71
Total	**290**	**$63,328,172.40**	**100.00%**

• The weighted average initial rate cap of the adjustable rate mortgage loans as of the cut-off date is approximately 3.503%.

Periodic Rate Cap of the Adjustable Rate Mortgage Loans

Periodic Rate Cap	Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance of Adjustable Rate Mortgage Loans	Percent of Aggregate Adjustable Rate Unpaid Principal Balance
0.000	1	$134,261.49	0.21%
1.000	130	15,270,408.42	24.11
1.500	1	431,518.89	0.68
2.000	158	47,491,983.60	74.99
Total	**290**	**$63,328,172.40**	**100.00%**

• The weighted average periodic rate cap of the adjustable rate mortgage loans as of the cut-off date is approximately 1.751%.

Next Interest Rate Adjustment Date of the Adjustable Rate Mortgage Loans

Next Interest Rate Adjustment Date	Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance of Adjustable Rate Mortgage Loans	Percent of Aggregate Adjustable Rate Unpaid Principal Balance
December 2004	2	$377,632.43	0.60%
January 2005	27	2,313,198.05	3.65
February 2005	2	556,471.20	0.88
March 2005	2	363,853.01	0.57
April 2005	20	2,330,935.47	3.68
May 2005	4	680,113.86	1.07
June 2005	5	1,090,926.21	1.72
July 2005	32	3,074,449.59	4.85
August 2005	2	519,239.82	0.82
October 2005	33	4,114,003.66	6.50
November 2005	6	971,851.88	1.53
December 2005	1	176,238.72	0.28
February 2006	2	625,708.28	0.99
March 2006	1	202,761.96	0.32
April 2006	1	175,854.69	0.28
June 2006	1	250,791.92	0.40
August 2006	1	112,455.71	0.18
September 2006	1	262,143.46	0.41
October 2006	3	679,410.46	1.07
November 2006	4	1,394,301.47	2.20
December 2006	2	443,257.56	0.70
January 2007	3	833,242.86	1.32
February 2007	1	121,783.21	0.19
March 2007	2	638,011.34	1.01
April 2007	3	837,112.33	1.32
May 2007	7	2,239,911.08	3.54
June 2007	2	400,053.72	0.63
July 2007	2	791,723.86	1.25
October 2007	1	132,725.98	0.21
July 2008	1	253,447.65	0.40
August 2008	1	160,403.73	0.25
September 2008	2	507,597.44	0.80
October 2008	5	1,206,828.86	1.91
November 2008	7	1,224,273.26	1.93
December 2008	9	2,077,738.22	3.28

January 2009	6	1,214,459.03	1.92
February 2009	2	628,399.45	0.99
March 2009	8	2,882,952.59	4.55
April 2009	12	3,528,370.74	5.57
May 2009	17	4,638,105.80	7.32
June 2009	6	2,228,139.66	3.52
July 2009	8	1,302,587.75	2.06
August 2009	2	1,022,500.00	1.61
September 2009	2	599,099.99	0.95
February 2010	1	134,261.49	0.21
June 2010	1	293,521.06	0.46
August 2010	1	185,999.63	0.29
September 2010	3	1,418,405.23	2.24
October 2010	3	1,178,082.87	1.86
November 2010	1	659,093.46	1.04
February 2011	1	206,950.89	0.33
March 2011	1	120,120.17	0.19
April 2011	3	317,267.77	0.50
May 2011	2	467,255.21	0.74
June 2011	2	663,479.32	1.05
July 2011	1	371,457.14	0.59
December 2012	1	302,622.25	0.48
August 2013	1	233,560.37	0.37
December 2013	2	3,599,999.98	5.68
February 2014	2	1,029,600.00	1.63
March 2014	2	1,242,399.96	1.96
April 2014	1	719,027.64	1.14
Total	**290**	**$63,328,172.40**	**100.00%**

Geographical Distribution

State	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percent of Aggregate Unpaid Principal Balance
NY	234	$43,246,595.99	18.95%
MA	73	17,288,771.16	7.58
MI	60	15,450,829.52	6.77
CA	74	15,116,620.78	6.62
NJ	65	14,000,857.35	6.14
FL	78	10,604,287.92	4.65
IL	69	10,016,519.78	4.39
TX	92	8,525,590.10	3.74
MD	39	7,460,174.45	3.27
NC	51	6,563,174.02	2.88
CO	23	5,668,931.74	2.48
VA	37	5,609,726.59	2.46
PA	40	5,371,575.82	2.35
GA	37	4,626,567.20	2.03
Other	428	58,655,473.45	25.70
Total	**1400**	**$228,205,695.87**	**100.00%**

"Other" includes states and the District of Columbia with under 2.00% concentrations individually.

Documentation Type

Documentation Type	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percent of Aggregate Unpaid Principal Balance
Standard	840	$149,405,862.35	65.47%
Streamline	324	28,838,001.29	12.64
Super Express	94	13,968,897.95	6.12
Select	21	12,781,374.32	5.60
Stated Income	28	6,749,864.72	2.96
Family First Direct	37	4,926,488.88	2.16
Super Select	4	2,889,889.27	1.27
Relocation	9	2,816,657.36	1.23
Alternative	24	2,473,918.17	1.08
No Income / No Asset	10	1,878,532.53	0.82
Extreme Express	2	394,514.88	0.17
Stated Income / Verified Asset	1	391,899.99	0.17
Express	2	322,129.53	0.14
No Ratio	2	209,281.59	0.09
Quick	1	86,263.10	0.04
GM Expanded Family	1	72,119.94	0.03
Total	**1,400**	**$228,205,695.87**	**100.00%**

Credit Scores*

Range of Credit Scores		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percent of Aggregate Unpaid Principal Balance
381	400	4	$266,912.57	0.12%
401	420	1	113,782.17	0.05
421	440	13	1,486,596.72	0.65
441	460	42	4,337,997.53	1.90
461	480	46	4,532,901.17	1.99
481	500	78	7,868,922.55	3.45
501	520	93	10,197,357.07	4.47
521	540	104	11,385,883.79	4.99
541	560	77	8,659,987.66	3.79
561	580	81	10,419,228.12	4.57
581	600	53	7,562,175.84	3.31
601	620	64	11,196,127.71	4.91
621	640	87	15,406,086.74	6.75
641	660	100	17,925,603.15	7.86
661	680	78	16,367,204.63	7.17
681	700	90	18,174,060.27	7.96
701	720	70	14,013,115.49	6.14
721	740	76	16,310,450.83	7.15
741	760	87	22,286,299.28	9.77
761	780	74	15,069,924.78	6.60
781	800	67	11,982,498.15	5.25
801 or greater		15	2,642,579.65	1.16
Total		**1,400**	**$228,205,695.87**	**100.00%**

• The weighted average credit score of the borrower of the mortgage loans as of the cut-off date is approximately 652.

* Credit scores of the borrower of the mortgage loans are as of the date of origination or a more current date

Delinquency Status

Delinquency	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percent of Aggregate Unpaid Principal Balance
Current	1,350	$222,126,448.47	97.34%
31 to 60 days	38	4,542,667.77	1.99
61 to 90 days	12	1,536,579.63	0.67
Total	**1,400**	**$228,205,695.87**	**100.00%**